

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 2, 2017

Michael Burdiek
Chief Executive Officer
CalAmp Corp.
15635 Alton Parkway, Suite 250
Irvine, CA 92618

> **Re:** **CalAmp Corp.**
> **Form 10-K for Fiscal Year Ended February 29, 2016**
> **Filed April 20, 2016**
> **File No. 000-12182**

Dear Mr. Burdiek:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications